UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

SEC File Number 001-41776

CUSIP Number G82759104

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 11-K ☒ Form 20-F ☐ Form 10-Q
☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2026

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

SOLOWIN HOLDINGS

Full Name of Registrant

Room 1910-1912A, Tower 3, China Hong Kong City, 33 Canton Road, Tsim Sha Tsui, Kowloon

Address of Principal Executive Office (Street and Number)

Hong Kong, 00000

City, State and Zip Code

PART II – RULE 12-b 25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is unable to file its Annual Report on Form 20-F for the year ended March 31, 2026 (the “Form 20-F”) because of unanticipated delays in the completion of its financial statements and related portions of the Form 20-F, which delays could not be eliminated by the Registrant without unreasonable effort and expense. In accordance with Rule 12b-25 under the Securities Exchange Act of 1934, as amended, the Registrant anticipates filing the Form 20-F no later than fifteen calendar days following the prescribed due date.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ling Ngai Lok	(+852)	3428-3893
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously reported, the Registrant completed the acquisition (the “Acquisition”) of AlloyX Limited, a developer of next-generation stablecoin infrastructure focused on tokenized money-market funds and cross-border payments (“AlloyX”), in September 2025. As a result of the consolidation of AlloyX’s financial results following the Acquisition, the Registrant anticipates that it will report a significant increase in its revenues for the fiscal year ended March 31, 2026, as compared to its revenues for the previous fiscal year. Additionally, total assets, total liabilities and shareholders’ equity as of and for the fiscal year ended March 31, 2026 are expected to differ significantly from those reported as of and for the fiscal year ended March 31, 2025 in the Registrant’s annual report on Form 20-F filed on June 30, 2025. The Registrant issued a press release on April 21, 2026, announcing certain preliminary, unaudited results of operations for the fiscal year ended March 31, 2026.

SOLOWIN HOLDINGS

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 31, 2026	By:	/s/ Ling Ngai Lok
Ling Ngai Lok
Chairman and Chief Executive Officer

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